Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 FEB 10 AM 7:2

LINDEMANS
making life more enjoyable

15 January 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

03003765

**SEC EXEMPTION NO 82-2692**

Dear Sir/Madam

SUPPL

**SOUTHCORP LIMITED - FILE 82-2692**
**CANCELLATION OF OPTIONS**

We enclose herewith for filing a copy of an announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

M M HUDSON
**COMPANY SECRETARY**

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
*Southcorp Limited ABN 80 007 722 643*
*403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia*
*Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1183*

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

15 January 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**CANCELLATION OF OPTIONS**

We advise that due to the cessation of employment of 3 participants in the Southcorp Executive Share and Option Plan and Executive Director Share Option Deed, the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have been cancelled in accordance with the rules of the Plan, as follows:

| Date Options Granted | Exercise Price | Date Options Cancelled | No. Options Cancelled |
|---|---|---|---|
| 12 November 1999 | $5.38 | 14 December 2002 | 450,000 |
| 3 July 2000 | $4.70 | 31 December 2002 | 250,000 |
| 5 September 2000 | $4.47 | 30 December 2002 | 20,000 |
| 20 October 2000 | $4.54 | 1 January 2003 | 1,800,000 |

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
**COMPANY SECRETARY**

SOUTHCORP
*Southcorp Limited ABN 80 007 722 643*
*403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia*

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

21 January 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

**SEC EXEMPTION NO 82-2692**

Dear Sir/Madam

**SOUTHCORP LIMITED - FILE 82-2692**
**NEWS ANNOUNCEMENT & HALF YEAR REVIEW**

We enclose herewith for filing a copy of each of the above announcements that were lodged with the Australian Stock Exchange today.

The notices are to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
**COMPANY SECRETARY**

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
*Southcorp Limited ABN 80 007 722 643*
*403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia*

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

# NEWS ANNOUNCEMENT

## Earnings Guidance and Exit from US Asset

21 January 2003

**Summary of Main Features of Release**

**Earnings**

- EBITA (pre SGARA) of around $115 million expected for the half year ended 31 December 2002 [preliminary and pre-audited figures, excluding the impact of the IWC write down]
- 2003 financial year EBITA (pre SGARA) expected to be in line with like-on-like 2002 EBITA (pre SGARA) of $287.1 million
- Volumes (excluding bulk wine) for six months to 31 December 2002 of 11.6 million cases (up 7.2% on pcp)
- Core brand volumes for six months of 7.3 million cases (up 21% on pcp)
- Strong value and volume growth in major growth market of the Americas – 2.9 million cases for six months (up 26.5% on pcp)

**Asset Exit – The Independence Wine Company – USA**

- Write down in carrying value of $12.5 million together with SGARA impact of $8.0 million to be taken against half year earnings; also a provision of $8.8 million charged against Opening Retained Profits

**SGARA**

- SGARA profit from grapes including inventory relief from prior years – to be less than $5 million, due to prevailing drought conditions
- IWC grape vine write down of $8.0 million will result in a forecast net loss on SGARA of around ($4.0) million for fiscal 2003.

SOUTHCORP
*Southcorp Limited ABN 80 007 722 643*
*403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia*
*Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100*

## *Overview*

Southcorp Limited today provided 2003 financial year earnings guidance to the investment market. This guidance is provided in the context of remarks made at the company's AGM on 31 October 2002, related to the increasingly competitive market conditions within the global wine sector.

Following the completion of the December Christmas trading period, the company is now in a position to provide more definitive advice on the half and full year earnings outlook.

Southcorp has also announced its decision to exit its investment in The Independence Wine Company [IWC] in California. The decision entails a write down of $29.3 million, of which $20.5 million (including SGARA) is expected to be taken against profit at the half year and $8.8 million against Opening Retained Profits. A part of this write down relates to a reduction in the carrying value of 100% owned Californian vineyards.

Dividends are expected to be maintained at the same level of last year's interim and final dividend.

## *Earnings*

On a preliminary and pre-audited basis, the company expects to report a half year Earnings Before Interest, Tax and Amortisation (and pre SGARA) [EBITA pre SGARA] of around $115 million. This amount excludes the impact of the IWC write down. On a like-for-like basis (removing the 2001 contribution from the now divested Water Heater business), this represents around an 10% decrease on the prior corresponding period. Southcorp will release its half year earnings on 25 February 2003. Preliminary and pre-audited sales revenue for the half was around $725 million, around a 2.5% increase on the prior corresponding period.

For the 2003 financial year, the company forecasts, based on current known market conditions, a full year EBITA (pre SGARA and before the IWC write-down) in line with last year's reported earnings ($287.1 million). This represents up to a 15% decline on the earnings advice for 2003, first provided to the market in April 2002.

Competitive market and trading conditions, structural changes in some parts of the industry, as well as less favourable customer and product mix factors, have adversely affected revenue growth. Trading conditions have also made it highly challenging to achieve margin growth. Some improvement in mix and margins in the second half is expected to result in a full year EBITA/sales margin slightly below the 2002 full year figure of 19.2% (excluding bulk wine).

Southcorp has continued to achieve strong growth in its four core premium commercial brands, with volume growth of 21% relative to the prior corresponding period. Overall volume growth was up 7.2% on the prior corresponding period.

Factors influencing the trading environment included the following:

- Increased competition, in part influenced by an oversupply situation in some markets.
- Consolidation of retailing, driving a reduction in product mix and margins.
- Aggressive retail pricing.
- A higher cost of doing business, reflected in higher promotional spend to secure retailer presence and grow volumes.

For Southcorp, this has had a number of consequences:

- Customer mix - an increasing proportion of Southcorp's sales are directed to the major supermarket chains and grocers, particularly in the UK and Australia. Southcorp's strongly growing volumes in this sector are typically associated with lower relative margins due to lower volume based pricing terms.
- Product margin mix – a higher proportion of sales of the company's lower value/lower margin, yet still premium commercial wines.

In addition, the fiscal 2003 revenue contribution from super premium wines, as previously advised, is significantly lower than the previous year due to a lower 2000 vintage harvest from Southcorp's own vineyards.

Keith Lambert, Managing Director and Chief Executive Officer said: "The tough trading conditions for the industry represent, arguably, a unique confluence of events: retailer consolidation and push for market share in the wine sector and a highly competitive industry behaviour brought about in part by an oversupply of wine in some markets."

"The fundamental strength of the Southcorp portfolio is reflected in the strong growth of our premium global commercial brands, our global scale and capabilities to meet market demands, and our excellent performance in the key US market, where the company's earnings increased and where we sold 2.9 million cases in the half (up 26.5%)."

"While the company expects the continuation of competitive trading conditions, Southcorp's second half result is expected to be aided by an improved portfolio mix of higher value commercial premium wines and the release of super premium lines. In addition, merger cost savings will continue at a higher level in the second half as 2002 vintage wines continue to be released."

"The company's challenge will be to continue to grow its premium commercial wines – both core brands and specialist boutiques - with a renewed focus on the sale of higher margin products."

"The continued working out of lower value products will also provide the basis for improved portfolio efficiency, in terms of margins and capital utilisation. In the first half of the year, the successful work out of over 500 SKUs [Stock Keeping Units], or nearly a third of the total portfolio, has been a major organisational effort."

"With this effort predominantly complete and with progress towards a more streamlined portfolio, there can now be a strengthened focus on implementing a premium wine company model with its focus on value enhancement."

"The level and efficiency of promotional expenditure is an area of heightened focus. A better alignment will be achieved between this activity and maximising our sale of higher margin products."

"Given the more competitive market conditions, we have stepped up the capture of operational efficiency improvements and cost reductions across the business."

## *The Independence Wine Company – United States*

Southcorp is negotiating to exit its involvement in the Californian based The Independence Wine Company LLC (IWC), which produces the Seven Peaks brand of wine. The decision to exit follows the failure to reach a commercially satisfactory arrangement with its 50% joint venture partner for the future funding for the venture, including the refinancing of a loan originally provided in 1996 by Southcorp Finance USA Inc. The joint venture has been earnings and cash flow negative since its inception.

The exit will be achieved by Southcorp acquiring the outstanding 50% interest in IWC for a nominal amount. In turn Southcorp will forgive outstanding liabilities on the loan in return for its partner agreeing to assume sole responsibility for approximately 65% in value of the outstanding long-term grape contracts held by IWC.

The exit entails:

- A write down in carrying value of approximately $20.5 million which will be taken against the half year profits. This amount includes a $12.0 million write down on the loan to IWC and a $8.0 million write down of Southcorp's 100% owned Californian grape vines, which is included in the SGARA result (see below)
- Also a provision of $8.8 million will be raised for onerous grape and winery contracts not assumed by Southcorp's partner which will be charged to Opening Retained Profits in accordance with the new accounting standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets."

IWC produces the Seven Peaks brand of wine, which achieved peak annual production of 70,000 cases in 2001. Southcorp has been seeking, unsuccessfully, to divest the asset for sometime.

According to Keith Lambert: "The failure to reach a satisfactory commercial arrangement with our partner for the future funding of this non-strategic asset, necessitated a thorough review of the company's options."

"Southcorp's strategy is based on strong premium global brands with a low cost Australian production base. The Seven Peaks brand is not aligned with this strategic focus."

"Further, it has been decided that Southcorp's continued involvement in this asset is unlikely to deliver upon minimum performance criteria in the foreseeable future. Our continued involvement would entail a further investment and a diversion of management focus from the company's major growth opportunities in the North American market."

## *Vintage Outlook – SGARA*

Southcorp has revised its estimated grape intake from its own vineyards for 2003. While the 2003 vintage is expected to produce a higher tonnage than last year, drought conditions have had a detrimental impact on Southcorp in cool climate areas, which represent approximately 60% of the company's total vineyard holdings. This has caused Southcorp to revise its forecast for Self Generating and Regenerating Assets [SGARA] profits for the 2003 financial year. The company now expects SGARA profit from grapes including inventory relief from prior years to be less than $5 million. The Company had previously expected SGARA profits to be $25 million -$30 million. SGARA will be further reduced by the IWC grape vines write-down of $8.0 million, resulting in a net loss on SGARA of around -$4.0 million.

Under Australian accounting standards, wine companies are required to report each vintage non-realised profits arising from grapes grown on their own vineyards. The reduced SGARA forecast for 2003 reflects the impact on expected yields of continuing drought conditions, as well as higher SGARA inventory relief from prior years.

The 2003 harvest commenced in the Hunter Valley earlier this month. At this stage, Southcorp expects to have sufficient fruit from the 2003 vintage to satisfy our wine making requirements. The Company's 2003 vintage report, which is planned to be released to the Australian Stock Exchange in June, will provide details of the harvest tonnage.

Additional information on the first half operating result, The Independence Wine Company and 2003 SGARA is provided on Southcorp's website www.southcorp.com.au - Investment Presentations – Half Year Review.

For further information contact:

Dr Robert Porter
General Manager, Investor Relations & Corporate Affairs
Telephone: 02 94651154
Mobile: 0407 391829
Facsimile: 02 94651181

**SOUTHCORP LIMITED**

**HALF YEAR TO 31 DECEMBER 2002**

| **Volume (excluding bulk wine to wineries) 'm cases** | | | |
|---|---|---|---|
| | 1st Half 2003 | 1st Half 2002 | % pcp |
| Australasia | 5.2 | 5.2 | -1.5 |
| Americas | 2.9 | 2.3 | 26.5 |
| UK/Europe | 3.5 | 3.3 | 7.7 |
| Total | 11.6 | 10.8 | 7.2 |

| **Core Premium Commercial Brand Volumes 'm cases** | | | |
|---|---|---|---|
| | 1st Half 2003 | 1st Half 2002 | % pcp |
| Australasia | 1.8 | 1.6 | 12.1 |
| Americas | 2.8 | 2.2 | 28.8 |
| UK/Europe | 2.7 | 2.3 | 19.5 |
| Total | 7.3 | 6.1 | 20.8 |
| % of total volumes (excl. bulk) | 63.9 | 56.7 | |
| % of total revenues (excl. bulk) | 78.8% | 74.9% | |

| **Wine Analysis by Brands** | | |
|---|---|---|
| | Volume 'm cases | % pcp |
| Penfolds | 1.2 | 2.0 |
| Rosemount | 2.8 | 21.7 |
| Lindemans | 3.2 | 30.5 |
| Wynns | 0.1 | -5.5 |
| Core Premium | 7.4 | 20.8 |
| Other | 4.2 | -10.6 |
| Total (excluding bulk) | 11.6 | 7.2 |

| Half Year Revenues - $M Preliminary & Unaudited Data | | | |
|---|---|---|---|
| | 1st Half 2003 | 1st Half 2002 | % pcp |
| Australasia | 243 | 245 | -0.8 |
| Americas | 270 | 241 | 12.0 |
| UK/Europe | 212 | 200 | 6.2 |
| Total | 725 | 686 | 5.7 |
| | 1st Half 2003 | 1st Half 2002 | % pcp |
| NSR/case | $62.85 | $63.71 | -1.3 |
| NSR/case - core brands | $77.56 | $84.18 | -7.9 |

- These are preliminary and unaudited data figures and subject to change. The Company releases its half year results on 25 February 2003.
- Core brands are Penfolds, Rosemount, Lindemans and Wynns Coonawarra Estate.

| Estimated EBITA Contribution by Region $M | | |
|---|---|---|
| | 1st Half 2003[1] | 1st Half 2002 |
| Australasia | -20 to -25% | 34.9 |
| Americas | ~+10% | 62.1 |
| UK/Europe | -30 to -40% | 31.6 |
| Total | ~-10% | 128.6 |

[1] Represents estimated range of 1st Half EBITA (pre SGARA) compared to 1st Half 2002



# SOUTHCORP LIMITED

# HALF YEAR REVIEW

## HALF YEAR ENDED

## 31 December 2002

SOUTHCORP

The transformation to a premium wine company

*The document contains some forward-looking information and should be treated as a guide only. It also includes preliminary and unaudited data.*

# Structure

1. OVERVIEW
2. PROGRESS IN IMPLEMENTING A PREMIUM WINE COMPANY MODEL
3. THE CHANGING STRUCTURE OF SOUTHCORP'S PORTFOLIO
4. REGIONAL REVIEWS
5. OUTLOOK AND PRIORITIES
6. APPENDICES

# 1. OVERVIEW



SOUTHCORP

# Overview – Half Year

First Half Ending 31 December 2002
(Based on preliminary and unaudited data)

- Strong 1st Half Volume Growth
  - 7.2% overall
  - 20.8% for core premium commercial brands
- Offset by tough market conditions and industry change reflected in:
  - Less than favourable product mix
  - Changes in customer mix (greater % of business with lower margin supermarket chains)
  - Promotional costs not optimised vis a vis mix/margin outcome
- Plus portfolio factors
  - Significantly lower super premium contribution in FY03 due to lower availability
  - Major workout of low value part of portfolio – volume and revenue impact

# Overview – Half Year

Full Year ending 30 June 2003

- Half Year EBITA (pre SGARA and impact of IWC write-down) of around $115m (~10% decline on pcp)
- Full Year EBITA (pre SGARA and impact of IWC write-down) in line with 2002 (Wine: $287.1m)
  - Up to a 15% decline on previous market advice ($335m)

- Estimated Split of 1st Half EBITA by Region

**Estimated EBITA Contribution by Region $M**

| | 1st Half 2003[1] | 1st Half 2002 |
|---|---|---|
| Australasia | -20 to -25% | 34.9 |
| Americas | ~+10% | 62.1 |
| UK/Europe | -30 to -40% | 31.6 |
| Total | ~-10% | 128.6 |

[1] Represents estimated range of 1st Half EBITA (pre SGARA) compared to 1st Half 2002

# FY03 NPAT

- Full Year NPAT forecast (including impact of IWC write-down) ~$125m[1]
- NPAT impacted by:
  - Loss of earnings contribution from Water Heaters
  - Non-tax – effect of IWC write-down[2]
  - Higher effective taxation rate (~30-35%) due to deferment of introduction of accounting standard AASB1020 for 2 years [deferring non-reinstatement of the value of Southcorp's US tax losses as an asset.]
  - Negative non-cash SGARA contribution (~-$4m)
- FY03 EPS impacted by above factors (and lower super premium contribution) – expected to be mitigated in future years.
- Given expected trading conditions, dividends are expected to be maintained at the same level of last year's interim and full year dividend.

[1] 2002 NPAT of $175.2m excluding profit on sale of business, namely Water Heaters)

[2] IWC write-down not tax effected through P&L but will be added onto future income tax benefits available in future years

# Overview – Half Year

**Volume (excluding bulk wine to wineries) 'm cases**

| | 1st Half 2003 | 1st Half 2002 | % pcp |
|---|---|---|---|
| Australasia | 5.2 | 5.2 | -1.5 |
| Americas | 2.9 | 2.3 | 26.5 |
| UK/Europe | 3.5 | 3.3 | 7.7 |
| Total | 11.6 | 10.8 | 7.2 |

**Core Premium Commercial Brand Volumes 'm cases**

| | 1st Half 2003 | 1st Half 2002 | % pcp |
|---|---|---|---|
| Australasia | 1.8 | 1.6 | 12.1 |
| Americas | 2.8 | 2.2 | 28.8 |
| UK/Europe | 2.7 | 2.3 | 19.5 |
| Total | 7.3 | 6.1 | 20.8 |
| % of total volumes (excl. bulk) | 63.9 | 56.7 | |
| % of total revenues (excl. bulk) | 78.8% | 74.9% | |

- Core brands are Penfolds, Rosemount, Lindemans and Wynns Coonawarra Estate.



SOUTHCORP

# Overview – Half Year

**Half Year Revenues - $M Preliminary & Unaudited Data**

| | 1st Half 2003 | 1st Half 2002 | % pcp |
|---|---|---|---|
| Australasia | 243 | 245 | -0.8 |
| Americas | 270 | 241 | 12.0 |
| UK/Europe | 212 | 200 | 6.2 |
| Total | 725 | 686 | 5.7 |

| | 1st Half 2003 | 1st Half 2002 | % pcp |
|---|---|---|---|
| NSR/case | $62.85 | $63.71 | -1.3 |
| NSR/case - core brands | $77.56 | $84.18 | -7.9 |

- These are preliminary and unaudited data figures and subject to change. The Company releases its half year results on 25 February 2003.



SOUTHCORP

# Factors Influencing Lower NSR/Case for Core Premium Brands

1. Mix
   - Lower budgeted sales of higher end premium commercial wines (eg. Rosemount Diamonds vs Rosemount Split – as such, higher proportion of lower green box & higher grey box wines)
   - Customer mix changes – (as detailed on slides 23 & 26) – lower net revenue from supermarket chains

2. Margin Reduction from Portfolio Decisions
   - Introduction of 1.5 litres and Penfolds roll-out in US

3. Distributional Factors
   - Increase in direct FOB shipments resulting in lower invoiced revenue/case (due to customers taking responsibility for freight costs)
   - Some currency translation impact relative to pcp through converting US revenues back to $A at higher spot rates



# 2. PROGRESS IN IMPLEMENTING A PREMIUM WINE COMPANY MODEL



SOUTHCORP

# Solid progress in a number of areas...

Progress evident despite tough market conditions:

- Strong core brand volume growth in all markets – 21% overall
- Core brands contributed 79% of revenue (56% pre-merger)
- Significant progress in working out of low margin business
- Strengthened sales capabilities
- Revitalisation of Lindemans up 30% to 3.2 million cases; continued strength of other core brands
- Strong performance in major US growth market – EBITA up ~10% on pcp
- Scale, global brand strength and surety of supply to be a key supplier in a consolidating industry



SOUTHCORP

# Executional Issues...

- Strong volume growth but biased towards lower end of "Green Box" and "Top End of Grey Box"
- Promotional spend has not been "optimised" across portfolio
- Significant focus on working out of low value/low margin grey box in tough market conditions has diverted full focus from implementing premium model
- Revenue impact from SKU workout

# Environmental Factors had Major Impact on Business

- Competition
  - Aggressive price discounting by competition in all markets
  - Oversupply in some markets
- Retail consolidation
  - UK and Australia
  - Impacts margins based on volume terms and mix of business
- Increased promotional costs in securing retailer presence and volumes



SOUTHCORP

# 3. THE CHANGING STRUCTURE OF SOUTHCORP'S PORTFOLIO

# SKU Rationalisation

Major programme to reduce reliance on low value/low margin end of portfolio

- In 1st half - over 500 SKUs (Stock Keeping Units) – worked out of portfolio
- In addition – label consolidation – 220
- SKU workout substantially complete (over two-thirds) with completion expected end of FY03
- Benefits
  - Reduction in low margin products
  - Greater portfolio focus on premium commercial wines

# Southcorp's Business Model

- The following diagram shows a reconfigured Southcorp portfolio model.
- It reflects a recategorisation of the grey box and green box to include a "Top of Grey Box" – wines such as Queen Adelaide, Lindemans Cawarra, Rosemount Jigsaw, etc.
- These wines constitute an ongoing part of the portfolio, albeit lower margin than the "Green Box" portfolio segment.
- The table indicates:
  - Progress in reduction of lower grey box volumes (expected to accelerate in 2H03)
  - Shift in volumes towards the green box

# Southcorp's Portfolio Model

## First Half 2003
## ('m cases)

Net $ per Case

$150

$60

$40

| LOWER GREY BOX | TOTAL | % CHANGE |
|---|---|---|
| AUST / ASIA | 2.0 | (0.0%) |
| UK / EURO | 0.6 | (17.0%) |
| AMERICAS | 0.0 | (90.2%) |
| SCW | 2.6 | (4.7%) |

% OF TOTAL - 22.5%
% OF TOTAL (LY) - 25.8%

| TOP OF GREY BOX | TOTAL | % CHANGE |
|---|---|---|
| AUST / ASIA | 0.9 | 8.9% |
| UK / EURO | 0.7 | 56.2% |
| AMERICAS | 0.2 | (2.3%) |
| SCW | 1.7 | 21.9% |

% OF TOTAL - 15.0%
% OF TOTAL (LY) - 13.5%

| GREEN BOX | TOTAL | % CHANGE |
|---|---|---|
| AUST / ASIA | 2.1 | 6.2% |
| UK / EURO | 2.2 | 8.1% |
| AMERICAS | 2.6 | 29.4% |
| | 0.0 | |
| SCW | 7.0 | 14.6% |

% OF TOTAL - 60.6%
% OF TOTAL (LY) - 57.9%

| RED BOX | TOTAL | % CHANGE |
|---|---|---|
| AUST / ASIA | 0.1 | (33.7%) |
| UK / EURO | 0.0 | (62.0%) |
| AMERICAS | 0.1 | 24.3% |
| SCW | 0.2 | (27.9%) |

% OF TOTAL - 1.8%
% OF TOTAL (LY) - 2.8%

| TOP OF GREY / GREEN / RED BOXES | TOTAL | % CHANGE |
|---|---|---|
| AUST / ASIA | 3.1 | 4.6% |
| UK / EURO | 2.9 | 14.5% |
| AMERICAS | 2.9 | 26.8% |
| SCW | 8.9 | 14.3% |

| TOTAL | TOTAL | % CHANGE |
|---|---|---|
| AUST / ASIA | 5.1 | 2.8% |
| UK / EURO | 3.5 | 7.5% |
| AMERICAS | 2.9 | 26.6% |
| SCW | 11.5 | 9.4% |



# 4. REGIONAL REVIEWS



SOUTHCORP

# Regional Overview

| | Australasia | | UK/Europe | | Americas | | Total | |
|---|---|---|---|---|---|---|---|---|
| | HY2003 | Change | HY2003 | Change | HY2003 | Change | HY2003 | Change |
| Volume (cases m)* | 5.2 | -1.5% | 3.5 | 7.7% | 2.9 | 26.5% | 11.6 | 7.2% |
| Sales Revenue ($m)* | 243 | -0.8% | 212 | 6.2% | 270 | 12.0% | 725 | 6.1% |
| NSR/Case ($) | 47.19 | 0.7% | 60.12 | -1.4% | 94.43 | -11.5% | 62.85 | -1.3% |

* Excludes bulk wine



SOUTHCORP

# Regional Overview Volumes

**Volume (excluding bulk wine to wineries) 'm cases**

| | 1st Half 2003 | 1st Half 2002 | % pcp |
|---|---|---|---|
| Australasia | 5.2 | 5.2 | -1.5 |
| Americas | 2.9 | 2.3 | 26.5 |
| UK/Europe | 3.5 | 3.3 | 7.7 |
| Total | 11.6 | 10.8 | 7.2 |

**Core Premium Commercial Brand Volumes 'm cases**

| | 1st Half 2003 | 1st Half 2002 | % pcp |
|---|---|---|---|
| Australasia | 1.8 | 1.6 | 12.1 |
| Americas | 2.8 | 2.2 | 28.8 |
| UK/Europe | 2.7 | 2.3 | 19.5 |
| Total | 7.3 | 6.1 | 20.8 |
| % of total volumes (excl. bulk) | 63.9 | 56.7 | |
| % of total revenues (excl. bulk) | 78.8% | 74.9% | |

# Australasia

Results

- Significant decline of EBITA (pre SGARA) on prior period
- Volumes down 1.5%
- Core brands volume up 12.1%
- Core brands 36% of volume (31.5% pcp) & 52% of revenue (49% in pcp)
- NSR/case increased from $46.88 to $47.19

# Australasia

Factors Influencing Performance

- Difficult trading environment
- Customer mix/retailer consolidation 42% of Southcorp's business with major supermarket chains, 29% 12 months ago
  - Lower revenues per case based on higher volume
  - Tend to sell greater proportion of lower margin lines
  - Margin mix – greater proportion of lower margin "green box" and "top of grey box" wines sold
  - Promotional spend – increased cost of doing business.
- Evidence of some compression in price ranges ($10-$15 range) due to promotion – adversely affects volumes of $15 lines
- Lower super premium contribution in '03 (eg. significantly lower availability, Penfolds Bins)
- Lower revenue contribution from deleted lines

SOUTHCORP

# Australasia

<u>Second Half Outlook</u>

- Higher earnings contribution in 2nd half
- Improved margin mix
  - Higher proportion of sales from core brands (Rawsons, Koonunga Hill)
  - Significant decline in "lower grey box" wines (less bulk, buyers own brands and soft packs)
  - New premium volumes – Thomas Hyland, Lindemans Reserve
  - Super premium contribution
  - Greater contribution from boutiques (Coldstream, Devils Lair, Leo Buring)
- Merger benefits flow through
- Lower promotional and overhead costs
- Total volume slightly lower than FY02, core premium growth in high single digits vs FY02



SOUTHCORP

# United Kingdom/Europe

Results

- Significant decline in EBITA (pre SGARA) for prior period
- Volumes - 7.7% increase
- Core brands volume - 19.5% increase
- Greatest proportion in lower margin "Green" or "Top of Grey Box"
- Core brands 77.5% of volume (70% pcp) & 86.6% of revenue (81.2% pcp)
- NSR/case - $60.12 (1.4% decrease)

# United Kingdom/Europe

Factors Influencing Performance

- Challenging market conditions
  - Retailers wanting higher margins – eroding cash margins for suppliers
  - Undeniable increase in cost of doing business
  - "Recessionary" thinking by some retailers - counter to wine consumption trends
- Strong 40% growth in volume with major grocers (on pcp) – 64% of total Southcorp volume sold in UK
- Specialist chains volume down 33% (on pcp)
- Trade business down 10% (on pcp)
- Executional issues vis a vis selling higher margin/premium
  - Management capabilities strengthened (Jeffrey Wilkinson, Regional President; Ian Tottman, Sales Director)



SOUTHCORP

# United Kingdom/Europe

<u>Second Half Outlook</u>

- Significantly stronger 2nd half earnings contribution
- Higher volumes & NSR/case
  - Higher core premium sales (green box focus)
  - Super premium contribution
- Continued reduction in grey box wines
- Circa 300K case reduction in Private Label lines
- Greater certainty on volumes and mix from major grocers and specialists
- Overall volumes in line with FY02, core premium low double digit growth compared with FY02



SOUTHCORP

# North America

Results

- Strong EBITA increase on prior period
- Volume – 26.5% increase
- Core brand volume – 28.8% increase
- Core brands – 97.6% of volume; 97% of revenue
- NSR/case - $94.43 (11.5% decrease)

Factors Influencing Performance

- Premium wine company status
  - Core premium brand focus
  - Scale – approaching 6 million case business (full year)
  - 2 brands in top 20 of all wines sold in US
  - Strong distribution and retailer support for “hot” brands

# North America

- Some additional costs in 1st half
  - Dock strike (logistics, handling, etc)
  - Invested in building quality of business (new appointments
- Highly competitive environment
- Some mix issues
  - Market influenced
  - Company initiated strategic decisions - 1.5 litre introduction and strong entry level Penfolds' growth (eg. Rawson Retreat up 93% on pcp)

<u>Second Half Outlook</u>

- Continuing strong second half outlook
- Depletions running at 30%
- Super premium contribution



SOUTHCORP



# 5. OUTLOOK AND PRIORITIES



SOUTHCORP

# Outlook

- Competitive trading conditions to continue
- Stronger 2nd half earnings outlook vs 1st half '03
- Moderated volume growth in 2nd half overall but improved portfolio mix from:
  - Strong focus on core premium brands and green box sales
  - Continued work out of lower margin products, with significantly reduced volumes
  - Greater certainty of UK volumes and improved captured mix by specialist sales
- Super premium contribution
- Total volume for full year in line with FY02, core premium volumes and low double digit returns for full year
- Flow through of merger benefits
- Continued focus on sensible inventory levels
- Promotional expenditure "optimised" to capture reducing costs for higher margin sales
- Stepped up focus on capturing operational efficiency and reducing costs



# 6. APPENDICES

1. Currency Hedging
2. SGARA Forecast
3. The Independence Wine Company Write-Down

# Currency Hedging

**USD**

| FY | Hedged | | Unhedged | | |
|---|---|---|---|---|---|
| | Rate | **Proportion** | Translation | Goods | **Total** |
| 02 | 0.5794 | **88.7%** | 11.3% | 0.0% | **11.3%** |
| 03 | 0.5756 | **97.9%** | 0.0% | 2.1% | **2.1%** |
| 04 | 0.5535 | **45.9%** | 9.4% | 44.7% | **54.1%** |
| 05 | 0.5445 | **24.1%** | 8.6% | 67.3% | **75.9%** |

| | | FY03 |
|---|---|---|
| FY03 profit impact of FX movement (AUDm) | + 1 cent | -0.125 |
| | - 1 cent | 0.129 |

**GBP**

| FY | Hedged | | Unhedged | | |
|---|---|---|---|---|---|
| | Rate | **Proportion** | Translation | Goods | **Total** |
| 02 | 0.3900 | **91.6%** | 8.4% | 0.0% | **8.4%** |
| 03 | 0.3807 | **93.4%** | 2.7% | 4.0% | **6.6%** |
| 04 | 0.3831 | **42.3%** | 7.0% | 50.8% | **57.7%** |
| 05 | 0.3869 | **24.9%** | 6.2% | 68.9% | **75.1%** |

| | | FY03 |
|---|---|---|
| FY03 profit impact of FX movement (AUDm) | + 1 penny | -0.505 |
| | - 1 penny | 0.532 |

Notes:

- Budget FX rates for FY '03 - USD = 0.57; GBP = 0.38
- Hedged and unhedged goods exposures relates principally to transfer price of goods sold to captive distributors in US and UK
- Translation exposures relate to profits derived by US and UK companies after paying all local costs (including purchases of wines from Australia). This is not presently covered by Southcorp's long term hedging policy.
- Translation exposure for the UK is a lower percentage than for the US because margins achieved are lower. Thus, proportionately more goods are bought to achieve a similar absolute value of profit.

# SGARA 2003 Forecast



| | 2003F | 2002A | 2001A |
|---|---|---|---|
| Market Value of Grapes | 80.0 | 63.4 | 83.0 |
| Vineyard Operating Expenses | (60.0) | (51.3) | (48.0) |
| Gross SGARA Profit | 20.0 | 12.1 | 35.0 |
| Inventory Relief | 16.0 | 11.0 | |
| Vine increment/(decrement)[1] | (8.0) | (0.9) | 1.3 |
| Net SGARA Profit | ~(4.0) | 0.2 | 36.3 |

[1] IWC write-down



SOUTHCORP

# SGARA 2003 Forecast

- Under Australian accounting standards, wine companies are required to report each vintage non-realised profits arising from grapes grown on their own vineyards.
- The 2003 vintage is expected to produce a higher tonnage than last year, however drought conditions have had a detrimental impact on Southcorp in cool climate areas, which represent approximately 60% of the company's total vineyard holdings.
- The Company had previously expected SGARA profits to be $25 million-$30 million. The $4 million-$5 million will be further reduced by the IWC grape vines write down of $8.0 million, resulting in a net loss on SGARA of around $4.0 million.
- The reduced SGARA forecast for 2003 reflects the impact on expected yields of continuing drought conditions as well as higher SGARA amortisation relief from prior years.
- The 2003 harvest commenced in the Hunter Valley earlier this month. At this stage, Southcorp expects to have sufficient fruit from the 2003 vintage to satisfy our wine making requirements. The Company's 2003 vintage report, which is planned to be released to the Australian Stock Exchange in June, will provide details of the harvest tonnage.



# The Independence Wine Company Write-Down

| | $M |
|---|---|
| Southcorp finance loan & other assets | 12.5 |
| Carrying value of vineyards - vines[1] | 8.0 |
| Profit effect (1st half '03) | 20.5 |
| Onerous grape & winery contracts (Retained Earnings) | 8.8 |
| TOTAL | 29.3 |

[1] Camatta Hills and Mill Road vineyards – 100% owned by Southcorp



SOUTHCORP

# IWC – Background Information

- The Independence Wine Company, LLC (IWC) is a United States wine production company established in 1996 as a 50:50 joint venture.
- IWC does not own winery or vineyard assets.  Grapes are purchased from contracted growers and production of wine is outsourced.
- The company produces Seven Peaks branded products, which includes a range of varietal wines (Shiraz, Cabernet, Merlot, Cabernet-Shiraz, Chardonnay) retailing in the USD10 – 12 range.
- IWC achieved peak annual production of 70,000 cases in 2001.
- The joint venture has been earnings and cash flow negative since its inception.
- Funding - IWC was funded with USD1 million of equity (provided equally by each JV partner) with subsequent funding provided by way of loans from Southcorp's wholly owned subsidiary, Southcorp Finance USA, Inc.

Prepared by Southcorp Investor Relations & Corporate Affairs

For further information contact:

Dr Robert Porter
General Manager, Investor Relations & Corporate Affairs
Telephone: 02 94651154
Mobile: 0407 391829
Facsimile: 02 94651181



SOUTHCORP